Disclaimer

The views expressed in this presentation represent the opinions of Toby R. Neugebauer and two of his affiliated entities, Vicksburg Investments Management LLC and Melissa A. Neugebauer 2020 Trust (collectively with Mr. Neugebauer, the "Fermi Founder Parties"), which beneficially own shares of Fermi Inc. (the "Company"), together with David A. Daglio, Charles M. Elson, John T. Jimenez, Janet Yang, Sheila Hooda and Juan A. Pujadas (collectively, the "Participants"), and have been derived or obtained from publicly available information with respect to the Company and from third-party reports. The Participants recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Participants' conclusions. The Participants reserve the right to change any of their opinions expressed herein at any time. The information in this presentation is current only as of the date of this presentation. The Participants disclaim any obligation to update the information or opinions contained in this presentation.

Certain financial projections and statements made herein have been derived or obtained from filings made with the U.S. Securities and Exchange Commission (the "SEC") or other regulatory authorities and from other third-party reports. The Participants are not responsible nor have any liability for any misinformation contained in any SEC or other regulatory filing or third-party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. Any estimates, projections and potential impact of any opportunities identified by the Participants herein are based on assumptions that the Participants believe to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material.

This presentation is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. The Fermi Founder Parties currently beneficially own shares of the Company. It is possible that there will be developments in the future that cause the Fermi Founder Parties from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares, subject to applicable trading rules.

Although the Participants believe the statements made in this presentation are substantially accurate in all material respects and do not omit to state material facts necessary to make those statements not misleading, the Participants make no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication they make with respect to the Company and any other companies mentioned, and the Participants expressly disclaim any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, shareholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

The materials in this presentation contain forward-looking statements made by the Participants in their independent capacity as shareholders of the Company. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "intend," "project," "will," "may," "would," "potential," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on the Participants' current views and expectations, speak only as of the date of these materials and are subject to inherent risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve risks and uncertainties with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Participants.

Although the Participants believe that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Except to the extent required by applicable law, the Participants will not undertake and specifically decline any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

JUNE 30, 2026

Securing Maximum Value for Fermi Shareholders

A Case for running an Independent Strategic Alternatives Process for Project Matador

PRESENTED BY

Toby R. Neugebauer
Vicksburg Investments Management LLC
Melissa A. Neugebauer 2020 Trust

Contracts Are Either an Asset *or* Liability

- Exponentially true for the **huge, complex contracts** that Fermi has and must enter into.

- Exponentially true when you weigh Fermi's **balance sheet** against the size of the contracts it must enter into.

- The **EPC contract** announced with Primoris today, for example, is either an asset or a liability.

- A **gas contract** is either an asset or a liability. A **grid connect** is either an asset or a liability.

Contracts Are Either an Asset *or* Liability

- **The dozens of other contracts** that effect execution are either an <u>asset or liability</u>.

- **The people stewarding** these contracts are <u>assets or liabilities</u>.

- *A contract with a tenant — an exponential, asymmetrical <u>asset or liability</u>.*

- **Fermi 1.0** — insured a contract would have been an asymmetrical <u>liability</u>.

- **The team of contractors and Fermi's stewards** guaranteed it.

Competitive tension could create substantially greater value for shareholders.

01

SECTION 01 · SUMMARY

Executive Summary

Why we are calling for a special shareholder meeting to elect a new Board majority.

Fermi Must Explore Every Option - and Shareholders Must Decide

THE COMPANY

Fermi has built an extraordinary business on a uniquely rare asset - but execution of the next phase remains highly contingent at this critical early phase of Project Matador.

THE PROBLEM

The current Board is asking shareholders to stomach four major risks and expressly forgo the opportunities that may arise from a strategic alternatives process.

LEASE PRICING RISK	FINANCING RISK	DILUTION RISK	EXECUTION RISK
Rushing a tenant contract and sacrificing on pricing may anchor terminal value for 15–20 years.	Further parent-level capital and several billions of dollars of project capital required to support the first campus alone.	Fermi 2.0 'strategic investors' (client-tenants, sovereign wealth funds, third parties) have yet to be sized, priced, or named. This process might heavily dilute current shareholders	Counterparty risk across customers, contractors, and vendors - defaults can trigger substantial liquidated damages and financing guarantees.

OUR REMEDY

An independent, <u>dual-track</u> process that evaluates every market outcome - before irreversible value and market opportunity is lost.

INDEPENDENT COMMITTEE	BANKER-LED MARKET TEST	DUAL TRACK	EVIDENCE-BASED DECISION
Independent directors lead the review - with no prior commitment to any outcome.	Six buyer categories engaged through a formal process led by an independent banker.	Strategic bids tested side-by-side with the company's standalone leasing path on the same evaluation framework.	The path producing the best risk-adjusted outcome for all shareholders wins.

Why We Called A Shareholder Vote

We are calling on shareholders to elect a Board willing to evaluate every path to maximize value — before any value erodes

WHY WE DID THIS
Five reasons we are calling on shareholders to elect a new Board

01
The Board Refused to Run a Process — Shareholders Must Force One
The Board declined to run a strategic alternatives review or test market interest. Shareholders deserve a Board willing to evaluate every option.

02
Stock Overhang & Decline has Impaired Cost of Capital
As seen in the November (2025) stock decline, large shareholders can exert negative pressure on Fermi's share price. In addition, the recent Fermi leadership changes have widened the cost-of-capital gap. Every month of uncertainty makes it harder to finance the build at acceptable terms.

03
Time-to-Power is the Asset — Delay Erodes the Premium a Buyer Will Pay
Our competitive moat is our head start. Permits, OEM slots, and capital have been lined up and replicating Project Matador as it stands today would take a competitor over 5 years. Further, delay erodes the premium a buyer will pay.

04
Credible Buyers Exist — Dual-Track Maximizes Competitive Tension
We believe there are many credible potential counterparties – including hyperscalers, neoclouds/data-center platforms, chip manufacturers, and financial sponsors. A dual-track process can maximize competitive tension.

05
The Wrong Long-Term Contract Hurts Terminal Value Forever
A poorly structured tenant agreement would lock in pricing that can erode Fermi's value for decades. A focused Board running a dual-path process would negotiate from strength - not under duress.

WHAT THIS IS NOT
Anticipating — and rejecting — three counter-narratives


Toby Neugebauer Is NOT Seeking the CEO Role
This has nothing to do with management succession. Toby is not running for CEO. Toby expects that the Independent Nominees will run a CEO search or continue the search led by the Board.


This is NOT a One Outcome Solution
We are seeking a Board willing to evaluate all options - including a standalone build, strategic partnership, or a sale. The current Board refuses to listen to all market alternatives. The new Board will look - and let the market speak.


Interests are 100% Aligned with Shareholders
We are large shareholders acting in the interest of 100% of Fermi shareholders. The singular question is which path maximizes value for every shareholder, and a Board that will not even ask the question cannot answer it. Neither Toby, his Vicksburg entity, or the Melissa A Neugebauer 2020 Trust has sold a single share since IPO lockup expired



EXECUTION & PROGRESS

Project Matador - What Has Been Built in 15 Months

11 GW+

Private power-grid
and data-center campus

Amarillo, Texas · Adjacent to the U.S. DOE's Pantex Plant

- 7,500 acres on a 99-year ground lease with the Texas Tech University System
- 6 GW Clean Air Permit APPROVED (second largest in the nation) + an additional 5 GW application pending
- 50+ FTEs fully immersed in the development and steadily executing
- $1B+ in financing facilities - majority led by MUFG
- 2+ GW of generation capacity secured
- 450 MMcfpd gas pipeline installed and 300+ MMcfpd of firm transport contracted
- 2.5MGD of water from Amarillo and a path to ~18.5MGD of max peaking availability via adjacent properties, with water line and tower one complete
- First large-scale nuclear COL application accepted for review by the Nuclear Regulatory Commission (NRC) in over 15 years

Source: FRMI 10-Q, Shareholder Letter, 10-K, Fermi Inc. Press Releases

02

SECTION 03 · THE THESIS

Our Thesis for a Strategic Go-To-Market

Why we are pursuing a dual-path process and why the buyer universe is ready to bid.

What the Ideal Best Buyer Will Bring – The Three C's

The lens through which an independent process should evaluate every potential buyer – and the framework that converts the standalone risk profile into a derisked platform.

01 C · Capital
Low cost of capital · investment-grade balance sheet

- Funds remaining $70B+ Phase 1–4 capex without dilutive equity raises
- Sub-5% cost of debt vs. depressed standalone WACC
- Can absorb larger completion and liquidity (financing) guarantees

DERISKS
Financing & dilution risk

02 C · Customer
Captive offtake or anchor-tenant capability

- Existing AI compute or power demand to internalize
- Acts as anchor tenant for the first phase of capacity
- Validates remaining capacity for sub-tenant agreements

DERISKS
Texas Tech lease & tenant contracting risk

03 C · Construction
Hyperscale data center or large-scale power expertise

- Track record building hyperscale data centers and/or generation at scale
- Operational capability to execute the full 11+ GW build-out

DERISKS
Execution & cost-overrun risk

ALL THREE TOGETHER
The Best Buyer

Each C alone is only partial. Together the Three C's convert Project Matador's standalone risk profile into a derisked, fundable, and executable platform

OUR THESIS

Six Buyer Categories Orbiting Project Matador


Captive AI compute demand
Hyperscalers
Designated power for chip/semiconductor contracts
Chip/Semi Companies
Business line strategic diversification · balance sheet strength
Oil & Gas Majors
PROJECT
MATADOR
11+ GW
Vertical integration of compute & power
NeoClouds
Operating capability · construction execution
Data Center Developers
Infra. PE / Sovereign Wealth
Long-duration capital · cost-of-capital arb

A diverse set of strategic suitors, drawn from the most well-capitalized and competitive industries on the planet, at a critical moment of need and disruption







OUR THESIS · UNIT ECONOMICS

Three Buyer Types – Illustrative Economics

Illustrative Annual EBITDA per 1 GW of capacity for each buyer type.

01 Data Center Developer

Turnkey development + Triple-net lease

ASSUMPTIONS

- 1 GW critical IT load (post-PUE)
- $11B build cost per GW · 8-10% YOC

ANNUAL CASH FLOW

Real Estate NOI	$990M
ANNUAL EBITDA	**$990M**

Est. EBITDA / GW

$990M

02 Hyperscaler

Captive AI compute revenue

ASSUMPTIONS

- 1 GW critical IT load (post-PUE)
- AI cloud revenue per GW per year (industry: $12-20B)
- ~35% margin on AI services

ANNUAL CASH FLOW

AI Cloud Revenues	$12-20B
AI Cloud Operating Margin	35%
ANNUAL AI CLOUD EBITDA (estimated)	**~$5.6B**

Est. EBITDA / GW

$5.6B

03 Chip/Semi Company

Designer margin + vertical integration

ASSUMPTIONS

- 1 GW critical IT load
- AI cloud revenue per GW per year (industry: $15- 20B)
- Chip margin (industry 50-70%)

ANNUAL CASH FLOW

Chip Revenues	$15-20B
Operating Margin	60%
ANNUAL OPERATING INCOME	**$10.5B**

Est. OPERATING INCOME / GW

$10.5B

NOTE: Figures outlined above are for illustrative purposes ONLY. Benchmarks are aligned with publicly available earnings data and analyst reports across a multitude of peers in each market segment.

The Value Uplift Justifies a Premium Price

The acquisition of 2.2 GW of co-located gross power, with significant room to scale, supports a consistent pipeline of earnings measured in the **billions**. Capitalized at each acquirer's prevailing forward multiple, that cash flow translates into a material uplift in enterprise value.

Data Center Developer

Stabilized, contracted real-estate income, secured against the delivered power footprint on a long-dated, net-lease basis.

FORWARD MULTIPLE

~20x

Capitalized on developer / core-infrastructure multiples.

Hyperscaler

The same capacity monetized as captive AI compute, generating recurring platform-level operating cash flow at scale.

FORWARD MULTIPLE

~15x

Capitalized on prevailing platform earnings multiples.

Chip / Semiconductor

Highly sticky product suite that recycles several times throughout the customer's lease term.

FORWARD MULTIPLE

~22x

Capitalized on sector multiples, normalized for hold.

Across all three acquirer profiles, the same underlying asset yields a clear and defensible valuation uplift.

Forward multiples reflect sector medians per FactSet (5/1/2026); semiconductor multiple normalised to reflect a sustained long-term hold. Illustrative only; benchmarked to publicly available earnings data and analyst reports across comparable peers in each segment.

OUR THESIS - THE BEST OWNER PRINCIPLE

Shareholders Want to Sell to the Buyers Who Pay the Most

Two buyers can look at Fermi today. They see the same company and asset, but have very different motivations to own it.

STRATEGIC PARTNER OR ACQUIER

The Bottlenecked Strategic

A hyperscaler, chipmaker, industry-adjacent financial sponsor, or data-center developer with a capacity problem they can't solve on the open market.

- **Capacity-constrained: must have power**
  Industry strategics are competing intensely for an edge to advance their business models and capture market share. Fermi has some of the most abundant near-term supply of a critical input to that mission.
- **Lower cost of capital: benefits accelerated execution and value realization**
  Companies with investment-grade balance sheets or tier-1 sponsors can accelerate timelines and execution quality on major financings and project deliveries.
- **Captures synergies: pays for control, not just yield**
  Vertical integration with their own compute, fab, or colo demand turns Fermi's MW into their margin, not someone else's.
- **Pays through their own multiple**
  Hyperscaler / chip / DC developers are stabilized and well-diversified. Earnings from the Fermi asset, coupled with the strong multiples the potential buyers trade at, should be accretive to their shareholders.

CURRENT MARKET BUYER

The Public Market Investor

A passive shareholder underwriting Fermi's standalone execution at today's $5–7 share price.

- **Underwrites execution risk through the multiple**
  Near and long-term milestones across tenant contracting, construction, financing, permitting, and procurement are all major risks to shareholder value.
- **Discounts for capital risk at every raise**
  Billions are required at the SPV level to satisfy construction of the first campus alone - contingent on tenant lease terms and guarantees. Future parent-level equity raises can be dilutive to shareholders.
- **Cannot underwrite future tenant pricing and applies a haircut**
  Tenant lease terms may set a market precedent that impacts the terminal value of the asset.
- **Discounts the asset, doesn't capture synergies**
  Peer shareholders likely apply a higher discount rate given Fermi is a first time developer and the recent noise around management changes. There are no operating synergies to monetize for current passive shareholders.

Maximizing Value for All Shareholders Means Selling to the "Best Buyer" – Who Will Pay the Most for Their Shares

Source: Fermi 10-K (3/30/2026), 10-K/A (4/30/2026), 10-Q (5/15/2026).

Shareholders Should Decide the Future of Fermi.

This is about achieving maximum value for shareholders — and the shareholder democracy required to do it.

Mr. Neugebauer does not intend to return to management. His focus — and the Nominees' focus — is ensuring that Fermi's value is maximized for all shareholders. **A credible, independent process can do that.** The current Board has demonstrated, in fewer than 90 days, that **it cannot.**

Their 70% Threshold is an Insiders Veto – We are Challenging It

The Board raised the vote threshold to add additional directors from 50% to 70%, while ~22.5% of shares are held by insiders.

OWNERSHIP COMPOSITION (APPROX.)



■ **Founder Aligned**	~35%	*Believed to be aligned with shareholder review*
■ **Maximum Public Float**	~35-43%	*Maximum Potential Independent shareholders*
■ **Minimum Board Insiders**	~20-25%	*Structurally aligned with status quo*

THE MATH OF THE 70% THRESHOLD



70% NEW THRESHOLD to add additional directors, *raised from a simple 50% majority.*

70% THRESHOLD

| FOUNDER ALIGNED 35% | PUBLIC 42.5% | INSIDERS 22.5% |

TO MEET THE 70% THRESHOLD:

Founder Aligned Parties (35%) + every Public share (42.5%) = 77.5%.

Founders must get effectively every single public shareholder's vote to expand the size of the board and elect new directors.

Given allowance for no-votes, voting against, or abstaining, there is a razor thin margin of error for a fair shareholder test.

A 70% threshold with ~22.5% blocked by Board insiders is mathematically equivalent to a Board veto.
This rule was changed by the Board mid-game to ensure shareholder votes cannot change anything.

Sources: Fermi Inc. bylaws / charter amendments.

Disclaimer

The views expressed in this presentation represent the opinions of Toby R. Neugebauer and two of his affiliated entities, Vicksburg Investments Management LLC and Melissa A. Neugebauer 2020 Trust (collectively with Mr. Neugebauer, the "Fermi Founder Parties"), which beneficially own shares of Fermi Inc. (the "Company"), together with David A. Daglio, Charles M. Elson, John T. Jimenez, Janet Yang, Sheila Hooda and Juan A. Pujadas (collectively, the "Participants"), and have been derived or obtained from publicly available information with respect to the Company and from third-party reports. The Participants recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Participants' conclusions. The Participants reserve the right to change any of their opinions expressed herein at any time. The information in this presentation is current only as of the date of this presentation. The Participants disclaim any obligation to update the information or opinions contained in this presentation.

Certain financial projections and statements made herein have been derived or obtained from filings made with the U.S. Securities and Exchange Commission (the "SEC") or other regulatory authorities and from other third-party reports. The Participants are not responsible nor have any liability for any misinformation contained in any SEC or other regulatory filing or third-party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. Any estimates, projections and potential impact of any opportunities identified by the Participants herein are based on assumptions that the Participants believe to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material.

This presentation is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. The Fermi Founder Parties currently beneficially own shares of the Company. It is possible that there will be developments in the future that cause the Fermi Founder Parties from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares, subject to applicable trading rules.

Although the Participants believe the statements made in this presentation are substantially accurate in all material respects and do not omit to state material facts necessary to make those statements not misleading, the Participants make no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication they make with respect to the Company and any other companies mentioned, and the Participants expressly disclaim any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, shareholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

The materials in this presentation contain forward-looking statements made by the Participants in their independent capacity as shareholders of the Company. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "intend," "project," "will," "may," "would," "potential," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on the Participants' current views and expectations, speak only as of the date of these materials and are subject to inherent risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve risks and uncertainties with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Participants.

Although the Participants believe that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Except to the extent required by applicable law, the Participants will not undertake and specifically decline any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.